UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934  (Amendment No.        )*

Westcott Products Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

95752H 201

(CUSIP Number)

Leonard W. Burningham, Esq.

455 East 500 South, Suite 205

Salt Lake City, UT 84111

(801-363-74ll)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS E. Will Gray II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 890,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 890,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 890,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 35.6% (1)

14	TYPE OF REPORTING PERSON (see instructions) IN

(1)    Based on the 2,500,000 shares of Common Stock of the Issuer being outstanding or issuable as of February 10, 2014.

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, $0.001 per share par value (the “Common Stock”), of Westcott Products Corporation, a Delaware corporation (the “Issuer”), with its principal executive offices at 8867 South Capella Way, Sandy, Utah 84093.

Item 2.	Identity and Background

(a)  This Schedule 13D is filed by E. Will Gray II.

(b)  The principal business address of Mr. Gray is P. O. Box 5375, Midland, Texas 79704.

(c)  The principal business of Mr. Gray is oil and gas resources.

(d) During the last five years, Mr. Gary has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Gray has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Gray is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Gray subscribed to purchase 890,000 shares at $0.01 per share for $8,900 cash.

Item 4.	Purpose of Transaction

Investment.

Item 5.	Interest in Securities of the Issuer

(a)  As of the date hereof, Mr. Gray beneficially owns 890,000 shares (approximately 35.6%) of the Company’s common stock.

(b)  Number of shares as to which such person has :

Sole power to vote or to direct vote:  890,000 shares.

Shared power to vote or to direct the vote:  0.

Sole power to dispose or to direct the disposition of : 890,000

Shared power to dispose or to direct the disposition of: 0.

(c)  None.

(d)  None; not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

See Item 4.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2014	/s/ E. Will Gray II
E. Will Gray II